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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 MM/DD/YY AND ENDING 12/31/2011 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 North Rio Grande, Suite 101
(No. and Street)

Salt Lake City, Utah 84101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins P.C. PCAOB # 326
(Name – *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100 Logan, UT 84323
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal & CCO

Title

Notary Public


LISA MARIE JOHANSEN
NOTARY PUBLIC • STATE OF UTAH
My Comm. Exp. 02/01/2016
Commission # 651739

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2011 and 2010




JONES
P.C.
SIMKINS
Certified Public Accountants

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2011 and 2010


JONES
P.C.
SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to

the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 14, 2012

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2011 and 2010

ASSETS		2011	2010
Current assets:			
Cash	$	473,732	645,609
Accounts receivable, net		149,752	63,274
Prepaid expenses		8,000	36,000
Total current assets		631,484	744,883
Property and equipment, net		83,476	122,050
Cash surrender value of life insurance		214,177	209,866
Total assets	$	929,137	1,076,799
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	254,363	427,332
Current portion of deferred income taxes		33,000	15,000
Current portion of long-term debt		20,800	19,373
Total current liabilities		308,163	461,705
Deferred income taxes		16,000	23,000
Long-term debt		22,187	42,987
Total liabilities		346,350	527,692
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding		4,500	4,500
Additional paid-in capital		98,057	98,057
Retained earnings		480,230	446,550
Total stockholders' equity		582,787	549,107
Total liabilities and stockholders' equity	$	929,137	1,076,799

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Financial advisory fees	$ 2,545,630	2,376,158
Consulting fees	1,315,268	1,897,587
Gain on investments	4,311	47,430
Other	80	1,056
	3,865,289	4,322,231
General and administrative expenses	3,796,320	4,302,157
Income from operations	68,969	20,074
Other expense:		
Interest expense	(5,107)	(6,061)
Loss on disposal of assets	(182)	-
	(5,289)	(6,061)
Income before income taxes	63,680	14,013
Provision for income taxes	30,000	28,000
Net income (loss)	$ 33,680	(13,987)

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2010	4,500	$ 4,500	$ 98,057	$ 460,537	$ 563,094
Net loss	-	-	-	(13,987)	(13,987)
Balance at December 31, 2010	4,500	4,500	98,057	446,550	549,107
Net income	-	-	-	33,680	33,680
Balance at December 31, 2011	4,500	$ 4,500	$ 98,057	$ 480,230	$ 582,787

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income (loss)	$	33,680	(13,987)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		44,290	44,256
Loss on disposal of assets		182	-
Deferred income taxes		11,000	(28,000)
Provision for doubtful accounts		(4,331)	1,331
(Increase) decrease in:			
Accounts receivable		(82,147)	116,801
Prepaid expenses		28,000	43,000
Other assets		-	14,801
Increase (decrease) in payables		(172,969)	120,897
Net cash provided by (used in) operating activities		(142,295)	299,099
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(4,311)	(47,430)
Purchase of property and equipment		(5,898)	(26,478)
Net cash used in investing activities		(10,209)	(73,908)
Cash flows from financing activities:			
Payments on long-term debt		(19,373)	(16,737)
Net cash used in financing activities		(19,373)	(16,737)
Net increase (decrease) in cash		(171,877)	208,454
Cash, beginning of year		645,609	437,155
Cash, end of year	$	473,732	645,609

See accompanying notes to financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2011.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Reclassifications

Certain accounts in the 2010 financial statements have been reclassified to conform with the presentation in the 2011 financial statements.

Note 2 – Detail of Certain Balance Sheet Accounts

Accounts receivable consist of the following:

	2011	2010
Accounts receivable	$ 149,752	67,605
Allowance for doubtful accounts	-	(4,331)
	$ 149,752	63,274

Note 2 – Detail of Certain Balance Sheet Accounts (continued)

Payables consist of the following:

		2011	2010
Pension payable	$	219,538	326,216
Income taxes payable		-	24,000
Accounts payable		24,196	28,398
Vacation payable		10,629	16,218
Bonus payable		-	32,500
	$	254,363	427,332

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2011	2010
Computer equipment	$	160,480	165,198
Furniture and fixtures		243,622	239,492
Leasehold improvements		2,368	2,368
		406,470	407,058
Less accumulated depreciation and amortization		(322,994)	(285,008)
	$	83,476	122,050

Note 4 – Long-term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 11.8%, is secured by the equipment being leased, and has an outstanding balance of $42,987 and $62,360 at December 31, 2011 and 2010, respectively.

Note 4 – Long-term Debt (continued)

Future minimum lease payments under this capital lease are as follows:

Year Ending December 31,		Amount
2012	$	22,596
2013		22,596
2014		3,766
		48,958
Less amount representing interest		(5,971)
Present value of future minimum lease payments	$	42,987

The cost, accumulated amortization, and amortization expense of equipment under capital lease are approximately as follows:

		2011	2010
Cost	$	120,000	120,000
Accumulated amortization	$	86,471	69,177
Amortization expense	$	17,294	17,294

Future maturities of long-term debt are approximately as follows:

Year Ending December 31,		Amount
2012	$	20,800
2013		20,500
2014		1,687
	$	42,987

Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2013 through 2014. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,	Amount
2012	$ 215,600
2013	219,400
2014	17,800
	$ 452,800

Rental expense on the operating leases for the years ended December 31, 2011 and 2010 was approximately, $213,000 and $207,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $220,000 and $326,000 for the years ended December 31, 2011 and 2010, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

	2011	2010
Interest	$ 5,107	6,061
Income taxes	$ 51,000	33,000

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2011	2010
Current	$	19,000	56,000
Deferred		11,000	(28,000)
	$	30,000	28,000

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2011	2010
Federal tax at statutory rates	$	12,000	2,000
State tax at statutory rates		3,000	1,000
Insurance		9,000	-
Meals and entertainment		6,000	25,000
	$	30,000	28,000

Deferred tax liabilities consist of the following:

		2011	2010
Revenue and expense recognition	$	(33,000)	(15,000)
Depreciation		(16,000)	(23,000)
	$	(49,000)	(38,000)

Presented in the financial statements as follows:

		2011	2010
Current portion of deferred income taxes	$	(33,000)	(15,000)
Deferred income taxes		(16,000)	(23,000)
	$	(49,000)	(38,000)

Note 8 – Income Taxes (continued)

Tax years 2008, 2009, and 2010 remain open to examination by the federal Internal Revenue Service and for the State of Utah taxing authority.

Note 9 – Financial Instruments

The Company's financial instruments consist of cash, receivables, and payables. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2011 and 2010, the Company's minimum net capital requirement was $19,823 and $32,646, respectively.

Note 11 – Subsequent Events

The Company evaluated its December 31, 2011 financial statements for subsequent events through February 14, 2012, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Net capital:	
Total ownership equity	$ 582,787
Deferred income tax liabilities resulting from assets that are non-allowable for net capital	49,000
Non-allowable assets	(241,228)
Other additions	-
Net capital before haircuts on securities positions	390,559
Haircuts on securities:	
Current investments (money market funds 2%)	(9,474)
Net capital	$ 381,085
Minimum net capital required (based on Aggregate Indebtedness):	
Minimum net capital required	$ 19,823
Excess net capital	$ 361,262
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 351,350
Aggregate Indebtedness:	
Total liabilities (less deferred income taxes) from balance sheet	$ 297,350
Ratio of aggregate indebtedness to net capital	$ 0.8
Reconciliation with Company's computation (included in Part IIA of Form 17a-5(a) Quarterly December 2011):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 381,085
Reconciling items	-
Net capital per above	$ 381,085



Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, as this report does not affect our report thereon dated February 14, 2012.

The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in several audit adjustments.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives. However, we identified certain control deficiencies that have been classified as

significant deficiencies or material weaknesses and communicated them in writing to those charged with governance on February 14, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 14, 2012

Lewis Young Robertson & Burningham, Inc.
Reconciliation of Amendments to Focus Report
December 31, 2011

	Original	Amended
Total ownership equity at 1/1/2011	549,107	549,107
Original 2011 net income	71,214	71,214
Adjustments to net income per audit:		
1. To adjust accounts receivable to actual		9,000
2. To add back A/R write-offs accrued in PY		4,331
3. To adjust prepaid expenses to actual		(36,000)
4. To adjust fixed assets to actual		(1,282)
5. To adjust depreciation expense to actual		(25,194)
6. To adjust cash surrender value of life insurance to actual		4,311
7. To adjust accounts payable to actual		(27,786)
8. To adjust vacation accrual to actual		5,589
9. To adjust income tax expense to actual		(3,003)
10. To adjust bonus payable to actual		32,500
Total ownership equity at 12/31/2011	620,321	582,787
Deferred income tax liabilities resulting from assets that are non-allowable for net capital	-	49,000
Nonallowable assets:		
Accounts receivable	149,752	149,752
Prepaid expenses	36,000	8,000
Property and equipment - see #4 & 5 above	109,952	83,476
Total nonallowable assets	295,704	241,228
Net capital before haircuts on securities positions	324,617	390,559
Haircuts on securities	(8,688)	(9,474)
Net capital	315,929	381,085



Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Lewis Young Robertson & Burningham, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (check number 10985) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Noted no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lewis Young Robertson & Burningham, Inc.
41 North Rio Grande, Suite 101
Salt Lake City, UT 84101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tom Rose - (801) 596-0700

2. A. General Assessment (item 2e from page 2) $6394.89

B. Less payment made with SIPC-6 filed (exclude interest) (4089.11)
7/29/2011
Date Paid

C. Less prior overpayment applied (2305.78)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $(2479.70)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lewis Young Robertson & Burningham, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Administrative Analyst
(Title)

Dated the 21 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3864217
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Consulting Revenues	1301871
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4391	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4391
Total deductions	1306262
2d. SIPC Net Operating Revenues	$2557955
2e. General Assessment @ .0025	$6394.89
	(to page 1, line 2.A.)